EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	March 29, 2022

Eldorado Gold Announces High-Grade Extensions to Mineralized

Zones at Ormaque, Olympias and Efemcukuru; Provides Details on

Global Exploration Programs for 2022

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”) is pleased to provide new results from exploration programs at the Lamaque, Efemcukuru and Kassandra operations. The company is also providing an overview of the 2022 global exploration program which includes over 150,000 metres of resource expansion and discovery drilling and over 60,000 metres of resource and conversion drilling.

Exploration Highlights:

Lamaque (Quebec)

•	At Ormaque, new drilling indicates that the deposit continues to the east below the Fortune Zone, including an intercept of 2.3 metres at 16.1 g/t gold (44.6 g/t uncapped*) in drillhole LS-21-064 corresponding to the eastern extension of Zone E130.
•	Also, at Ormaque, drilling below the current resource has identified new zones at depth, with intercepts of 6.6 metres at 18.7 g/t gold and 2.5 metres at 15.3 g/t gold (37.9 g/t uncapped) in drillhole LS-21-049.
•	An exploration drift is currently being developed to access the upper Ormaque deposit from the Triangle-Sigma decline to provide drilling platforms for resource conversion.

Efemcukuru (Turkey)

•	Resource expansion drilling at Kokarpinar South has identified a high-grade footwall splay to the principal vein. Notable intercepts include 0.6 metres at 1425.0 g/t gold in drillhole KPR-071 and 6.1 metres at 14.2 g/t gold in drillhole KPR-082.

Kassandra Mines (Greece)

•	Underground resource expansion drilling at Olympias has identified a new mineralized lens representing the western extension of the Flats Zone. Intercepts here include 10.4 metres at 13.9 g/t gold, 416.0 g/t silver, 15.6% lead, 10.9% zinc in drillhole OL-1068, and 7.1 metres at 6.4 g/t gold, 466.8 g/t silver, 16.1% lead, 10.0% zinc in drillhole OL-1080.

“We are well-positioned to organically grow our portfolio of assets through exploration success. In 2021 and early 2022, our global exploration teams were primarily focused on brownfields resource expansion programs at our operations in Eastern Canada, Turkey and Greece,” said George Burns, President and CEO of Eldorado Gold Corporation. “Specifically, in Turkey, the team at Efemcukuru focused on resource conversion and resource expansion at the Kokarpinar vein system to extend the life of mine beyond six years. In Eastern Canada, the team continued

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to find high-grade extensions to the Ormaque deposit, and completed drilling programs at the newly-acquired Bourlamaque property. In Greece, near-mine resource expansion at Olympias targeted western extensions to the Flats Zone, and surface drilling at Stratoni continued.”

“The Company will continue developing these targets through the remainder of 2022, and continue to advance our greenfields programs in surrounding areas” continued Burns. “In 2022, we have increased our exploration program spending by roughly 45%, from 2021 levels, which demonstrates our strong commitment to delivering value from our existing portfolio.”

* Tables of intercepts from the drilling referenced in this release are included in Appendix 1 and associated drillhole collar coordinates and orientations are listed in Appendix 2. Gold grades for drillhole intervals at the Ormaque deposit listed in this release are capped at 70 g/t gold. Drillhole intercepts are drillhole lengths; where sufficient geological control exists, estimated true thicknesses of mineralized zones are listed in Appendix 1.

Interactive VRIFY 3D Model

To view an interactive 3D model that includes the results announced today use the following link or visit Eldorado Gold’s website: https://vrify.com/decks/March-29-PR

2022 Exploration Outlook

Eldorado is committed to growing our resources and reserves and providing long-term growth through exploration and discovery. Our exploration activities are largely focused on the regions in which we operate, Canada, Turkey and Greece, and include a broad portfolio of brownfields and greenfields projects and project generation initiatives. Our 2022 global exploration spending guidance of $44 million to $48 million provides for over 150,000 metres of resource expansion and discovery drilling and over 60,000 metres of resource conversion drilling. The guidance also includes $7 million allocated to the development of an exploration drift at the new Ormaque deposit in Canada. Approximately 53% relates to expensed programs and the remaining 47% of the guidance relates to capitalized programs.

Eastern Canada

Since entering the prolific Val-d’Or district in 2017 with the acquisition of Integra Gold, Eldorado has more than doubled the inferred resources at Lamaque and increased measured and indicated resources by 85% (before depletion) through expansion of the Triangle deposit and discovery of the Ormaque deposit, in each case inclusive of mineral reserves. Current exploration activities continue to target resource expansion and resource conversion at these deposits, as well as advancing new opportunities in the recently acquired adjacent Bourlamaque project area and several outlying properties in the Val-d’Or district and greater Abitibi region.

Ormaque Deposit

The recently announced technical study for the Lamaque Project (announced February 24, 2022) provided an updated inferred mineral resource estimate for Ormaque totalling 839,000 ounces of gold at a grade of 11.7 g/t gold, and a preliminary economic assessment (“PEA”) for the deposit with an after-tax net present value (“NPV”) of $197 million based on a $1,500/ounce gold price.

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The 2022 exploration program at Ormaque includes 16,900 metres of resource expansion drilling focussing on three objectives:

1.	Additional drilling within the existing resource model;
2.

Step-out drilling from the high-grade intercepts located just below the current resource model, which were announced in September 2021 (e.g., 33.9 metres at 16.5 g/t gold) to define additional resources on these new lower zones; and

3.

Testing the overall depth potential of the system and testing for eastward extensions of the deposit below the Fortune zone, where most historic drilling was limited to 300 metres depth from surface. Three drill rigs are now active at the Ormaque-Fortune area.

New drilling results include numerous high-grade intervals that either confirm grade continuity within the inferred resource zones, expand the modelled zones laterally or represent new zones not currently in the resource model (see Figure 1; Table 1). Results of confirmation drilling within the current resource area are overall consistent with expectations. Step-out drilling has identified both extensions to known mineralized zones and new zones outside the current resource. Notable step-out intercepts highlighting the resource expansion potential at Ormaque include:

•	2.3 metres at 16.1 g/t gold (44.6 g/t uncapped) in drillhole LS-21-064, corresponding to the eastern extension Zone E130 beneath the previously drilled Fortune Zone; and
•	6.6 metres at 18.7 g/t and 2.5 metres at 15.3 g/t gold (37.9 g/t uncapped) in drillhole LS-21-049, corresponding to new mineralized zones just below the current Ormaque resource.

Figure 1: Geological map of the Ormaque deposit area, showing surface projection of mineralized zones (pink shaded area) and collar locations and surface traces of new drillholes presented in this news release.

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The recently completed Triangle-Sigma decline passes just west of the upper part of the Ormaque deposit. The construction of the decline exposed several gently south-dipping high-grade quartz-carbonate-tourmaline extension veins spatially associated with steeply-south dipping shear veins. These features are interpreted as the western extensions of mineralized zones E010 and E020 at Ormaque and validate the geological model on which the mineral resource and PEA are based.

An exploration drift is being developed into the upper Ormaque deposit from the Triangle-Sigma decline to provide access for underground resource conversion drilling of the deposit. The resource conversion drilling program is scheduled to commence in May 2022, with plans for at least 20,000 metres of drilling over the coming year.

Sigma-Lamaque Property early-stage exploration

The 2022 exploration program at Lamaque allocates over 20,000 metres of surface and underground drilling to test early-stage targets on the Sigma-Lamaque property. These targets include:

•	Sigma Nord, a mineralized shear zone to the north of the historic Sigma mine, where widely-spaced previous drilling cut several high-grade intersections within shear-hosted quartz tourmaline veins associated with ultramafic rock contact zones.
•	Lamaque Mine extensions/Vein #6 and SW targets, consisting of the extensions to the west and south of some of the more prolific shear-hosted veins from the historic Lamaque mine.
•	Sigma East extension, located just east of the historic Sigma mine, further testing high-grade intercepts of shear-hosted quartz tourmaline veins from previous drilling programs.
•	Parallel deposit extension, representing the east extension the shear-hosted veins from the Lamaque deposit and the western extension of the Ormaque deposit.
•	Plug #5 targeting an poorly-tested satellite intrusion for shear-hosted mineralization similar to that at the Triangle deposit.

Bourlamaque Property

The recently acquired Bourlamaque Property covers approximately 20,000 hectares contiguous with the Sigma-Lamaque property. It covers a strike length of over 30 km of prospective stratigraphy to the north of the Larder Lake – Cadillac Fault Zone, and includes several former producing mines (Lac Herbin, Ferderber, Dumont, Bevcon, Louvicourt) and undeveloped resources (Bonnefond) (see Figure 2).

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Figure 2: Geological map of the Bourlamaque and Sigma-Lamaque properties, showing locations of current advanced stage projects.

The 2022 exploration program at Bourlamaque totals over 37,000 metres of drilling, much of which is allocated to the Bevcon and Herbin projects. In addition, targeting work over the entire property is ongoing, incorporating results of geophysical survey data, compilation of the extensive historical exploration and mining data and field mapping planned for the upcoming summer months. Drilling is currently underway at Bevcon, testing along-strike extensions of gold zones that were historically mined at the Bevcon Mine. Bevcon produced approximately 478,000 ounces of gold at 4.4 g/t from 1947 through 1965. Ore mined at Bevcon was controlled by subvertical east-west shear zones closely following the northern contact of the Bevcon intrusion and included both discrete high-grade quartz tourmaline veins and zones of stockwork-style veins. The current program was initiated in late 2021 and will test a 1.5 km long target area to the west of the mine with up to 22,000 metres of drilling. An initial drill program in this target area conducted by QMX Gold Corporation in 2017 and 2018 confirmed the presence of high gold grades.

The Herbin exploration program will test several target areas peripheral to the previously mined deposits at the Lac Herbin, Ferderber and Dumont mines, which cumulatively produced approximately 1.1 million ounces of gold at a grade of 6.1 g/t gold. These mines all produced from quartz-tourmaline-carbonate vein systems associated with steeply-dipping east-west shear zones cutting the Bourlamaque batholith, commonly coincident with deformed mafic dykes (see Figure 3). The 2022 drilling program has 13,000 metres drilling planned, commencing in the second quarter. Areas that will initially be targeted include:

1.	The gap between the River Zone and the Lac Herbin mine;
2.	Southwest extensions of mineralized shear zones previously mined at Lac Herbin; and
3.	Between the Ferderber and Lac Herbin mines, the down-dip and western extension of the FL zone.

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Figure 3: Satellite image of the Lac Herbin area, showing surface projection of historical mining areas, traces of mineralized shear zones and targets of 2022 drilling campaign.

Regional Projects

Eldorado is advancing several early-stage projects in the Abitibi region outside of the Sigma-Lamaque and Bourlamaque properties, providing opportunities for resource growth that are within trucking distance of the Sigma mill or support stand-alone operations.

Bruell: The Bruell property, located 40 km east of Val-d’Or, is being explored under an option agreement with owner Sparton Resources. Gold mineralization identified in shallow shafts and drillholes on the property is associated with quartz veins hosted in altered shear zones, most commonly proximal to the Bruell granodiorite intrusion. Fieldwork programs comprising geological mapping and prospecting, magnetic surveying, and till and soil sampling have defined targets which will be tested by an ongoing 5,000 metre drilling program.

Uniacke/Perestroika: The Uniacke/Perestroika project consists of the wholly owned Uniacke Property and the adjoining Perestroika and Perestroika West properties being explored under option agreements with Gold Royalties Inc. and Val-D’Or Mining respectively. The properties straddle several strands along the eastern end of the regionally well-endowed Destor-Porcupine Fault Zone, which has received relatively little exploration attention in this region due to widespread Quaternary cover.

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Montgolfier: The wholly owned Montgolfier project covers an area of 34,290 hectares, spanning a strike length of 50 km along the southern strand of the Casa Berardi Fault Zone. The area is prospective for orogenic gold systems similar to Casa Berardi but has received limited exploration due to Quaternary cover. The 2022 exploration program includes sonic drilling to refine bedrock targets, followed by up to 3,500 metres of diamond drilling, depending on the results of the till sampling program.

Kirkland Lake Belt Properties: In 2021, Eldorado signed separate option agreements with Gold Royalty Corp. and Val-d’Or Mining Corporation covering five properties (totalling 7,480 hectares) in the Kirkland Lake region. Both agreements are based on staged expenditures over a five-year period allowing Eldorado to earn a 70% interest in the properties, and a second option to earn an additional 10% by delivering a PEA. The 2022 exploration program on the option properties is based on fieldwork programs (mapping, prospecting, outcrop stripping, geophysics) with the objective of defining targets for initial drill-testing in 2023.

Turkey

Current exploration programs in Turkey are focused on resource expansion and resource conversion drilling at Efemcukuru and regional early-stage greenfields projects.

Efemcukuru: Kokarpinar and Bati vein systems

Kokarpinar and Bati are satellite vein systems to the Kestane Beleni vein, which contains all mining to date and hosts a majority of the reserves at Efemcukuru. The veins at Kokarpinar and Bati dip moderately to steeply to the east and northeast, parallel to the Kestane Beleni vein. Mineral resources at both occur within discrete ore shoots typically not exceeding 200 metres strike length and 300 metres dip extent, and vein widths in most areas vary from around a metre to about five metres.

Recent resource conversion drilling at Kokarpinar has focused on the southernmost ore shoots (Kokarpinar South). Results of this drilling are consistent with grades and thicknesses predicted in the current resource model, but have also defined a previously unrecognized narrow but high-grade splay in the footwall to the main vein. Intercepts in this footwall splay include:

•	0.6 metres at 1425.0 g/t gold in drillhole KPR-071
•	6.1 metres at 14.2 g/t gold in drillhole KPR-082
•	0.5 metres at 403.0 g/t gold in drillhole KV-811
•	7.6 metres at 8.4 g/t gold in drillhole KV-806
•	0.7 metres at 214.0 g/t gold in drillhole KV-815

Drilling to date has defined this footwall vein over a strike length of 750 metres and a dip extent of 200 metres (see Figure 4).

Step-out drilling at Kokarpinar South has also extended the high-grade shoot downdip from the current resource area. Drillholes KPR-093 and KPR-104 intersected 12.6 metres at 13.9 g/t gold and 2.5 metres at 14.6 g/t gold respectively, both approximately 80 metres downdip from the previous drillholes.

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Figure 4: Longitudinal section of the Kokarpinar South footwall splay zone, showing piercing points of drillholes reported in this news release and grade times thickness contours.

The focus of drilling at Efemcukuru has now shifted to resource conversion drilling at the Bati vein system, with four surface drills and one underground drill active. Up to 25,000 metres of resource conversion drilling are planned at Bati, followed by additional step-out drilling targeting untested splays of the system. Surface drilling is also ongoing at Efemcukuru west, with an initial 20,000 metres program on the previously untested Muhtar, Dedebag, Volkan and Huseyinburnu veins.

Regional Projects

Eldorado continues to explore in regions of Turkey that offer strong exploration potential, social and political environments attractive for resource exploration and development, and availability of quality exploration opportunities. Current programs are focused on the Eastern Pontides including the Artvin/Hod Maden and Aydogantepe areas, the Izmir-Ankara Suture Zone, and the Central Anatolian Crystalline Complex (CACC). Project generation activities and early-stage project work within the latter are being conducted within a joint venture company with a Turkish partner. Approximately 7,500 metres of drilling are planned for 2022 to test early-stage targets at regional projects, including at the recently acquired Kurak license immediately north of the Hod Maden deposit.

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Greece

Exploration in Greece is currently focused on brownfields opportunities within Eldorado’s mining licenses at the Kassandra mines. The 2022 exploration program at Kassandra includes 20,000 metres of exploration drilling.

Olympias

At Olympias, resource expansion drilling programs are testing three target areas for extensions of ore zones currently in our resources and reserves: the West Flank, Southeast, and North zones. The West Flank target area represents a previously untested western extension of the middle part of the Flats Zone. Initial drilling of the target has produced encouraging results, with numerous mineralized intercepts interpreted as extensions to the Flats Zone, some with grades significantly higher than the average resource grade at Olympias:

•	10.4 metres at 13.9 g/t gold, 416.0 g/t silver, 15.6% lead and 10.9% zinc in drillhole OL-1068
•	7.1 metres at 6.4 g/t gold, 466.8 g/t silver, 16.1% lead and 10.0% zinc in drillhole OL-1080
•	11.5 metres at 6.6 g/t gold, 340.2 g/t silver, 12.2% lead and 6.7% zinc in drillhole OL-1081
•	6.6 metres at 14.3 g/t gold, 338.0 g/t silver, 12.5% lead and 8.0% zinc in drillhole OL-1093

This new zone has to date been defined over an area measuring 300 metres east-west by 250 metres north-south and is open to the south (see Figure 5). Exploration drilling in 2022 is scheduled to commence at the North Zone target in the second quarter, and at the Southeast Extension target in the third quarter.

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Figure 5: Oblique view (looking down to north) of the newly defined West Flank zone at Olympias, showing drill intercepts reported in this news release and relationship to Flats zone.

Stratoni

The Stratoni silver-lead-zinc mine was placed on care and maintenance in late 2021 and exploration activity is now focused on defining sufficient reserves to support the restart of production. Current drilling is testing the large target area between the Stratoni mine and the Piavitsa deposit approximately 2 km to the west, as well as downdip extensions to the Mavres Petres orebody. The primary geological target in these areas are polymetallic massive sulfide lenses occurring as carbonate replacement zones along and in the immediate footwall to the Stratoni Fault Zone. There is additional potential for skarn-hosted, epithermal, and porphyry styles of mineralization. Recent drilling of downdip extensions to Mavres Petres has cut thick massive sulfide intercepts below the current resources, and has also defined a previously unknown lower massive sulfide lens; drillhole intercepts here include:

•	9.7 metres at 4.4 g/t gold, 163.9 g/t silver, 6.8% lead and 7.0% zinc in drillhole MPS003
•	14.1 metres at 1.8 g/t gold, 161.1 g/t silver, 7.4% lead and 2.3% zinc in drillhole MPS009
•	11.2 metres at 2.8 g/t gold, 188.3 g/t silver, 8.4% lead and 3.7% zinc in drillhole MPS017

In addition, initial drill testing of the eastern half of the Mavres Petres – Piavitsa gap with widely-spaced (up to 400 metres) drillholes has confirmed continuity of the host marble footwall unit, with either massive sulfide lenses or mineralized fault gouge intersected in most drillholes completed.

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Figure 6: Longitudinal section (looking down to north) of the Stratoni deposit area, showing results of drillholes reported in this news release and piercing points of previous drillholes, and outlines of current resources and mined areas.

Qualified Persons

Dr. Peter Lewis P.Geo., Eldorado’s Vice President, Exploration, is the qualified person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release related to projects in Greece and Turkey. Jacques Simoneau. P.Geo and member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined by NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this press release related to projects in Canada

Eldorado operates its exploration programs according to industry best practices and employs rigorous quality assurance and quality control procedures. All results are based on half-core samples of diamond drill core. For Ormaque, drill core samples were prepared and analyzed at Bourlamaque Laboratories in Val d’Or, Quebec. Drill core samples for Efemcukuru were prepared at the Company’s sample preparation laboratory in Cannakale, Turkey and analyzed at ALS Minerals laboratory in Izmir, Turkey. For Greece, drill core samples were prepared and analyzed at ALS Minerals laboratory in Rosia Montana, Romania. All gold assays are based on fire assay analysis of a 30 gm charge (50 gm for Efemcukuru), followed by an atomic adsorption finish. Samples with gold grades above 5.0 g/t at the Lamaque and Efemcukuru projects, and 10.0 g/t at other projects were re-assayed and completed with a gravimetric finish. Certified standard reference materials, field duplicate and blank samples were inserted regularly and were closely monitored to ensure the quality of the data.

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About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “is expected”, “forecasts”, “intends”, “outlook”, “opportunity”, “plans”, “projected”, “scheduled” or “target”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our planned future drilling and exploration work programs, including for the remainder of 2022, and the location, timing, cost, success and anticipated benefits thereof; our expectations regarding establishment of reserves and resources; the growth potential at Ormaque; mineral reserves and resources, our guidance and outlook, including expected production and metallurgical recoveries of gold, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, including timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the results of our exploration programs; the need for additional financing to explore and develop properties; uncertainties involved in the interpretation of drill results and geological tests, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the geopolitical, economic, permitting and legal climate that Eldorado operates in; the global concentrate market; exchange rates; anticipated values, costs and expenses; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on the Company’s business and the Company’s ability to achieve its goals. In addition, except where otherwise stated, Eldorado has assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks at Skouries and other development projects; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings; environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental, sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Managing Risk” in our Management’s Discussion and Analysis for the three and twelve months ended December 31, 2021 and in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Management’s Discussion and Analysis and Annual Information Form filed on SEDAR and EDGAR under our company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

The potential quantity and grade of mineralization described herein is conceptual in nature as there has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in targets being delineated as a mineral resource.

Appendix 1: Tables of Assay Results

Table 1: Summary of drillhole assay results from the Ormaque Deposit. Intercepts are only reported for those intervals above a 10 gram x metre cut-off. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2.

Drillhole	From (m)	To (m)	Interval	True thickness	Au (g/t)	Au capped at 70 g/t	Zone
LS-21-049	381.55	383.15	1.6	1.52	6.82		Extension to the south of Zone E100
and	514.05	515.65	1.6	uncertain	13.31		Shear vein south of current model
and	517.6	521.15	3.55	uncertain	4.16		Shear vein south of current model
and	541.5	544.5	3	uncertain	6.36		Shear vein south of current model
and	679	680.5	1.5	uncertain	8.09		Extension QTC vein 100m south of Zone E230
and	790.6	791.1	0.5	uncertain	36.12		Extension vein below current resources model
and	799.15	799.65	0.5	uncertain	52.15		Extension vein below current resources model
and	804.3	806.45	2.15	uncertain	8.04		Shear vein below current resources model
and	821	827.6	6.6	uncertain	18.72		Shear and Extension QTC veins below current resources model
including	821	824.8	3.8	uncertain	22.56		Shear related QTC vein around 750m below surface
including	826.1	828.1	2	uncertain	19.04		Extensional QTC veins under shear zone, at 750 m below surface
LS-21-049	852.8	855.3	2.5	uncertain	37.93	15.27	Extension vein below current resources model
LS-21-060	91.65	93.5	1.85	uncertain	7.37		Extension vein above current resources model
and	186.75	193	6.25	5.72	2.05		Zone E020 in NE area of deposit
and	209.3	210.3	1	0.93	10.72		Zone E030 in NE area of deposit
and	233.25	234.85	1.6	1.47	15.64		Zone E040 in NE area of deposit
and	242	245	3	2.77	4.06		Zone E050 in NE area of deposit
LS-21-063	50.25	51.8	1.55		13.99		Extension vein above current resources model
LS-21-064	404.8	407.1	2.3		44.62	16.08	Shear-Exension QC vein with euhedral pyrite. East of current resources model
LS-21-066	253	254	1		11.45		Extension vein west of current resources model
LS-21-067	359.9	360.4	0.5		85.12	70	Extension vein west of current resources model
LS-21-068	368.7	369.2	0.5		45.21		Extension vein east of current resources model
LS-21-062, 065	No significant intercepts

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Table 2: Summary of drillhole assay results from the Kokarpinar vein system, since September 2021 update, at the Efemcukuru Mine. Intercepts are only reported for those intervals above a 10 gram x metre cut-off. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2

Drillhole	From (m)	To (m)	Interval	True thickness	Au (g/t)	Ag (g/t)	Zone
KV-804	275	277.1	2.1	1.88	9.57	4.71	Kokarpinar S. Footwall Splay
KV-806	280.05	287.6	7.55	7.06	8.44	9.2	Kokarpinar S. Footwall Splay
KV-811	236.45	236.9	0.45	0.44	403.0	181	Kokarpinar S. Footwall Splay
KV-813	52	53.25	1.25	uncertain	7.82	9	East-West Vein
KV-815	268.2	268.85	0.65	0.57	214.0	142	Kokarpinar S. Footwall Splay
KV-824	324.1	325.95	1.85	uncertain	13.85	5	Kokarpinar S. Footwall Splays
KPR-071	259.8	260.35	0.55	0.52	1425	639	Kokarpinar S. Footwall Splay
KPR-082	272.35	278.4	6.05	5.79	14.23	8.42	Kokarpinar S. Footwall Splay
KPR-090	266.3	267.55	1.25	1.24	10.85	6	Kokarpinar S. Footwall Splay
KPR-102	250.45	253.8	3.35	uncertain	4.32	15.24	Kokarpinar S. Footwall Splay Secondary zone
and	282.95	283.9	0.95	uncertain	1500	597	Kokarpinar S. Footwall Splay Secondary zone
KPR-093	323.05	335.7	12.65	11.25	13.87	16.0	Kokarpinar South Main
KPR-104	334	336.5	2.5	2.41	14.62	13.92	Kokarpinar South Main
KV-798 - 803; 805; 807 - 810; 812; 814; 816 - 823; 825 - 831	No significant intercepts

14

Table 3: Summary of drillhole assay results from extensions of ore zones at Olympias, including the West Flank, Southeast, and North zones. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2

Drillhole	From (m)	To (m)	Interval	True thickness	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
OL-1059	245.2	247.6	2.4	1.2	4.39	391.58	14.63	9.4
OL-1061	233.2	233.8	0.6	0.5	0.97	600	21.7	29.2
OL-1062	249.2	250.3	1.1	0.9	5.84	4	0.1	0.27
OL-1068	261.6	272	10.4	6.5	13.92	415.95	15.55	10.93
OL-1069	94	94.5	0.5	0.4	25.7	32	3.48	0.45
OL-1074	107.7	108.7	1	0.3	25.3	15	1.32	0.39
OL-1080	171.8	178.9	7.1	6.7	6.4	466.8	16.09	9.95
and	171.8	173.8	2	1.9	1.27	764	23.45	19.93
and	174.3	178.9	4.6	4.3	9.32	387.57	14.61	6.67
OL-1081	195.5	207	11.5	8.7	6.55	340.15	12.16	6.71
and	198.1	202.4	4.3	3.2	8.03	504.14	15.68	10.36
and	203.9	207	3.1	2.3	12.81	326.97	13.08	7.49
OL-1084	199.9	205.5	5.6	4.6	1.95	398.16	14.57	6.9
and	199.9	202.7	2.8	2.3	2.45	681.93	24.38	8.51
and	204.4	205.5	1.1	0.9	3.55	232	9.55	12.95
OL-1085	197.6	200.4	2.8	2.3	2.17	331	11.54	14.27
OL-1087	160.3	161.6	1.3	1	53.8	488	15	15.35
OL-1088	222.6	226.8	4.2	2.5	1.56	357.04	13.2	5.61
OL-1093	231.3	237.9	6.6	5.2	14.27	338.02	12.47	8.00
and	232.3	234.9	2.6	2	25.37	413.23	14.59	7.32
OL-1060; OL-1063 - 1067; OL-1070 - 1073; OL-1075 - 1079; OL-1082-1083; OL-1086; OL-1089 - 1092	No significant intercepts

Table 4: Summary of drillhole assay results from 2021 and 2022 from extensions of the Mavres Petres extensions at Stratoni. Drillhole collar locations, collar orientations, and total lengths are listed in Appendix 2.

Drillhole	From (m)	To (m)	Interval	True thickness	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
MPS003	500.4	503.6	3.2	2.3	1.57	40.94	1.81	1.18
and	506.6	516.3	9.7	6.9	4.37	163.94	6.81	7.03
MPS004	575	577.6	2.6	2.2	0.51	55.69	2.46	1.21
MPS005	516.9	535.5	18.6	13.2	0.78	79.72	3.87	0.89
MPS006	479.2	482.2	3	2.5	4.96	49.5	1.91	3.1
MPS009	502	516.1	14.1	12	1.78	161.1	7.42	2.26
MPS011	536.7	540	3.3	3	0.4	95.45	4.2	3.33
MPS012	490	491	1	1	2.01	529	21.6	13.95
and	493.2	496.5	3.3	3	4.34	383	15.8	18.02
MPS013	133.2	134.9	1.7	1.5	5.49	0.75	0.003	0.003
MPS013B	560.2	566.4	6.2	5.5	4.78	264.1	7.96	8.38
MPS014	553.6	557.1	3.5	3.2	1.24	99.2	4.57	10.22
MPS015	504.7	507.5	2.8	2.5	4.52	457.2	21.08	8.56
MPS016	569.5	571.55	2.05	1.9	1.42	78.8	2.72	1.4
MPS017	540.5	543.5	3	2.5	0.92	25.86	1.13	1.84
and	546.7	569.9	23.2	20	2.6	105.4	4.62	1.95
and	546.7	557.9	11.2	9.5	2.75	188.25	8.35	3.7
MPS018	507.3	514.5	7.2	6	6.24	36.08	1.46	0.42
MPS019	531.8	534.8	3	2.95	2.54	142.1	7.9	16.1
MPS022	521.6	523.3	1.7	1.5	0.84	273.8	14.5	13.15
MPS023	536.2	537.1	0.9	0.9	1.15	425	21.6	8.32
MPS025	454.6	455.6	1	1	3.55	68	1.79	4.22
MPS001-002; MPS007-008; MPS010; MPS020; MPS021; MPS024; MPS026-029	No significant intercepts

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Appendix 2: Collar locations and orientations and total lengths for drillholes listed in this news release.

Table 1: Summary of drillhole collar locations, collar orientations from the Ormaque Deposit.

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)	Underground/Surface
LS-21-049	295801	5329887	323	355	-62	1438.4	Surface
LS-21-060	295909	5330182	324	355	-60	456.5	Surface
LS-21-062	295912	5329816	323	356	-60	609.5	Surface
LS-21-063	295549	5330165	325	0	-60	480.8	Surface
LS-21-064	295967	5329988	324	355	-65	981.5	Surface
LS-21-065	295476	5330222	325	358	-60	350.4	Surface
LS-21-066	295323	5330144	326	354	-65	606.0	Surface
LS-21-067	295248	5330010	326	354	-60	600.8	Surface
LS-21-068	296010	5330118	324	355	-70	603.3	Surface

Table 2: Summary of drillhole collar locations, collar orientations from the Kokarpinar vein system, at the Efemcukuru Mine.

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)	Underground/Surface
KV-822	497809	4238957	532	130	-25	201.0	Surface
KV-823	497804	4238957	532	178	-58	275.2	Surface
KV-824	499672	4238284	825	187	-40	331.8	Surface
KV-825	499574	4238312	821	182	-55	315.1	Surface
KV-826	496380	4238194	631	220	-45	198.0	Surface
KV-827	496381	4238196	631	223	-70	197.1	Surface
KV-828	496381	4238196	631	0	-90	234.0	Surface
KV-829	496382	4238198	631	270	-45	187.3	Surface
KV-830	496378	4238190	631	300	-50	230.4	Surface
KV-831	496380	4238199	632	290	-22	222.5	Surface
KPR-071	499190	4238427	801	215	-57	337.0	Surface
KPR-082	499193	4238427	801	177	-63	340.1	Surface
KPR-090	499089	4238471	808	194	-47	307.4	Surface
KPR-093	499161	4238571	749	182	-58	354.0	Surface
KPR-102	499415	4238331	807	204	-44	294.4	Surface
KPR-104	499161	4238573	749	167	-64	371.6	Surface

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Table 3: Summary of drillhole collar locations, collar orientations from the West Flank target at Olympias.

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)	Underground/Surface
OL-1059	478642	4492148	-277	180	-45	307.9	Underground
OL-1060	478644	4492150	-277	125	-50	319.9	Underground
OL-1061	478643	4492148	-277	159	-49	350.6	Underground
OL-1062	478641	4492148	-277	195	-40	400.0	Underground
OL-1063	478642	4492149	-277	161	-64	254.3	Underground
OL-1064	478642	4492148	-277	185	-33	455.6	Underground
OL-1065	478643	4492149	-277	141	-43	180.8	Underground
OL-1066	478640	4492149	-277	210	-52	249.3	Underground
OL-1067	478641	4492148	-277	190	-47	308.4	Underground
OL-1068	478642	4492148	-277	151	-44	334.2	Underground
OL-1069	478516	4492444	-278	285	-30	157.3	Underground
OL-1070	478517	4492445	-278	310	-55	146.7	Underground
OL-1071	478517	4492443	-278	250	-50	209.2	Underground
OL-1072	478518	4492443	-278	7	-90	169.4	Underground
OL-1073	478518	4492441	-278	215	-47	203.5	Underground
OL-1074	478520	4492441	-278	170	-53	176.7	Underground
OL-1075	478520	4492442	-278	160	-73	147.0	Underground
OL-1076	478516	4492446	-278	300	-35	38.1	Underground
OL-1077	478517	4492447	-278	330	-35	187.2	Underground
OL-1078	478755	4491996	-297	13	-81	216.9	Underground
OL-1079	478750	4491991	-297	237	-64	227.5	Underground
OL-1080	478754	4491991	-297	137	-80	231.2	Underground
OL-1081	478755	4491992	-297	118	-68	269.6	Underground
OL-1085	478752	4491992	-297	229	-54	260.5	Underground
OL-1086	478752	4491991	-297	209	-51	308.6	Underground
OL-1087	478781	4491995	-317	218	-65	200.0	Underground
OL-1088	478782	4491994	-317	195	-55	282.4	Underground
OL-1089	478783	4491995	-317	180	-55	274.2	Underground
OL-1090	478782	4491994	-317	203	-45	318.2	Underground
OL-1091	478855	4491926	-315	226	-52	224.2	Underground
OL-1092	478857	4491926	-315	180	-75	275.8	Underground
OL-1093	478856	4491926	-315	198	-64	274.0	Underground

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Table 4: Summary of drillhole collar locations, collar orientations from 2021 and 2022 from extensions of the Mavres Petres orebody at Stratoni.

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Length (m)	Underground/Surface
MPS001	24933	-25254	408	43	-69	617.3	Surface
MPS002	24932	-25254	409	10	-70	67.5	Surface
MPS003	24907	-25265	408	16	-71	580.8	Surface
MPS004	24405	-25244	457	36	-72	702.2	Surface
MPS005	24907	-25266	407	15	-80	626.4	Surface
MPS006	24806	-25193	415	15	-70	566.1	Surface
MPS007	24568	-25132	438	40	-77	575.3	Surface
MPS008	24404	-25244	457	15	-66	476.4	Surface
MPS009	24908	-25267	408	355	-70	585.8	Surface
MPS010	24566	-25132	438	359	-78	415.8	Surface
MPS011	24907	-25267	407	320	-78	634.2	Surface
MPS012	24805	-25195	415	345	-69	534.9	Surface
MPS013	24403	-25244	457	1	-67	501.2	Surface
MPS013B	24396	-25077	37	359	-66	632.2	Surface
MPS014	24906	-25263	407	56	-78	625.0	Surface
MPS015	24804	-25195	415	335	-80	599.3	Surface
MPS016	24403	-25246	457	1	-74	611.5	Surface
MPS017	24907	-25265	408	344	-85	630.5	Surface
MPS018	24806	-25195	415	15	-82	605.5	Surface
MPS019	24567	-25134	438	354	-85	605.7	Surface
MPS020	23824	-24856	498	1	-80	580.0	Surface
MPS021	25392	-25442	422	359	-72	703.3	Surface
MPS022	24567	-25129	439	66	-74	604.3	Surface
MPS023	24565	-25131	439	108	-85	614.3	Surface
MPS024	25393	-25442	423	19	-67	740.2	Surface
MPS025	23823	-24857	497	55	-71	635.6	Surface
MPS026	24123	-25434	430	359	-66	769.5	Surface
MPS027	23823	-24859	498	320	-71	444.9	Surface
MPS028	25735	-26037	403	359	-60	964.3	Surface
MPS029	24126	-25437	430	30	-65	753.8	Surface

18